# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: THARIMMUNE, INC., CIK 0001861657
CUSIP: 432705309
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 34 SHREWSBURY AVENUE, SUITE 1C, RED BANK, New Jersey (NJ), 07701
Date of event which requires filing of this statement: 01/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001383312

## Reporting persons
- Broadridge Financial Solutions, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,187,548; shared voting power 0; sole dispositive power 4,187,548; shared dispositive power 0; aggregate amount beneficially owned 4,187,548 (9.99% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of: 4,187,548 shares of Common Stock issuable upon the exercise of warrants (the "Warrants") within the next sixty (60) days. The aggregate amount beneficially owned does not consist of 13,070,680 shares of Common Stock, issuable upon the exercise of the Warrants because the Warrants are subject to restrictions included in the Subscription Agreement between the Issuer and the Reporting Person, which include a 9.99% blocker. The number in Row (11) is based on the quotient obtained by dividing (a) the aggregate number of shares of Common Stock beneficially owned by the Reporting Person as set forth in Row (9) by (b) (i) 37,729,847 shares of Common Stock of the Issuer outstanding as of January 17, 2026, as reported in the Issuer's Form 424B5, filed with the SEC on January 20, 2025 plus (ii) the 4,187,548 shares of Common Stock issuable upon the exercise of Warrants.

## Item 1. Issuer
Name of issuer: THARIMMUNE, INC.
Address of issuer's principal executive offices: 34 SHREWSBURY AVENUE, SUITE 1C, RED BANK, NJ 07701

## Item 2. Person Filing
Name of person filing: Broadridge Financial Solutions, Inc.
Address of principal business office or, if none, residence:
Broadridge Financial Solutions, Inc.
5 Dakota Drive
Lake Success, NY 11042
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,187,548
Percent of class: 9.99%
Sole power to vote or to direct the vote: 4,187,548
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,187,548
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Broadridge Financial Solutions, Inc.: /s/ Hope Jarkowski, Chief Legal Officer (02/06/2026)
Comment: The securities reported herein are owned of record by Broadridge Securities Processing Solutions, LLC. Broadridge Financial Solutions, Inc. has voting and dispositive power over the securities and is the parent company of Broadridge Securities Processing Solutions, LLC. The address of Broadridge Securities Processing Solutions, LLC is 2 Gateway Center, Newark, New Jersey 07102.